FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
_____________

REPORT OF FOREIGN ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January, 2008

Silver Wheaton Corp.
(Translation of registrant's name into English)

Suite 3150, 666 Burrard Street, Vancouver, British Columbia V6C 2X8 CANADA
(Address of principal executive offices)

     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20 F _____ Form 40 F    X

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____No    X

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________________

EXHIBIT INDEX

The following is a list of Exhibits included as part of this Report on Form 6-K:

News Release Dated January 31, 2008

SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Silver Wheaton Corp.
(Registrant)

Date: January 31, 2008	By:	/s/ Peter Barnes
Name

	Its:	President and Chief Executive Officer
(Title)

FOR IMMEDIATE RELEASE	TSX: SLW
January 31, 2008	NYSE: SLW

GOLDCORP ANNOUNCES SECONDARY OFFERING OF ITS ENTIRE 48% INTEREST IN SILVER WHEATON

VANCOUVER, BRITISH COLUMBIA, January 31, 2008 – Silver Wheaton Corp. (“Silver Wheaton”)(NYSE, TSX:SLW) announces that Goldcorp Inc. (“Goldcorp”) and Silver Wheaton have entered into an agreement with a syndicate of underwriters co-led by Macquarie Capital Markets Canada Ltd., Genuity Capital Markets and GMP Securities L.P. (the “Underwriters”), with Macquarie Capital Markets Canada Ltd. and Genuity Capital Markets as co-bookrunners, pursuant to which the Underwriters have agreed to purchase from Goldcorp, on a bought deal basis, 108,000,000 common shares (the “Common Shares”) of Silver Wheaton at a price of C$14.50 per Common Share (the “Issue Price”) for aggregate gross proceeds to Goldcorp of C$1,566,000,000 (the “Offering”). The Offering represents the sale of Goldcorp’s entire 48% interest in Silver Wheaton. Silver Wheaton will not receive any proceeds from the Offering.

A preliminary short form prospectus relating to the securities has been filed with the securities regulators in each of the provinces of Canada and a registration statement relating to these securities has been filed with the United States Securities and Exchange Commission but has not yet become effective. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective.

The Offering is scheduled to close on or about February 14, 2008 and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals.

A conference call will be held by Silver Wheaton on Friday, February 1, 2008 at 11:00 am (Eastern Standard Time). To participate in the live call use one of the following methods:

Dial toll free from Canada or the US:	1-866-225-6564
Dial from outside Canada or the US:	1-416-641-6141
Live audio webcast:	www.silverwheaton.com

Participants should dial in five to ten minutes before the call.

CAUTIONARY NOTE REGARDING FORWARD LOOKING-STATEMENTS

This news release contains “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the successful completion of the Offering. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Silver Wheaton to be materially different from those expressed or implied by such forward-looking statements, including but not limited to those factors discussed in the section entitled “Description of the Business – Risk Factors” in Silver Wheaton’s annual information form for the year ended December 31, 2006 incorporated by reference into Silver Wheaton’s Form 40-F on file with the U.S. Securities and Exchange Commission in Washington, D.C. Although Silver Wheaton has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Silver Wheaton does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws.

For further information, please contact:

David Awram
Director, Investor Relations
Silver Wheaton Corp.
Tel: 1-800-380-8687
Email: info@silverwheaton.com
Website: www.silverwheaton.com